

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Joel Schonfeld
President
Wilder Filing, Inc.
82 Dune Road
Island Park, NY 11558

> **Re: Wilder Filing, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed January 12, 2011**
> **File No. 000-53876**

Dear Mr. Schonfeld:

We have reviewed your responses to the comments in our letter dated November 29, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. We note your response to our prior comment 2 that you expect to terminate your S corporation election effective January 1, 2011. Please disclose the steps you have taken to terminate your S corporation election and the date you anticipate completing the termination of your S corporation election.

Liquidity and Capital Resources, page 9

2. We note your response to our prior comment four. Please explain why you believe that you have "sufficient capital for ongoing operations for the next twelve months" as stated on page nine, given your statement on page 10 that you "will have to raise funds in the near future to engage in advertising, to pay the costs of being a public company, and to comply with interactive data filing requirements." Additionally please tell us why you state in your response that you do not know the expected funds needed for each potential use, given your disclosure on page six that you expect that it will cost you approximately $25,000 per year to comply with Exchange Act reporting requirements.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 13

3. We note your response to our prior comment 6. It appears that, "[e]xcluding S
    corporation distributions paid to the three initial stockholders of the Company," you have
    not paid any distributions to your other stockholders. Please advise as to why you have
    not paid any S Corporation distributions to your other stockholders. Additionally please
    tell us whether you have agreements with any of yours stockholders regarding the amount
    or proportion of S corporation distributions to be paid, and please file any agreements as
    exhibits in your next amendment to your Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any
questions.

Sincerely,

John Dana Brown
Attorney-Advisor